Exhibit 99.1

PainReform Announces Initial Topline Data for PRF-110 Phase 3 Clinical Trial

Tel Aviv, Israel – November 20, 2024 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced the receipt of partial topline data from its contract research organization (CRO), Lotus Clinical Research ("Lotus"), for the Phase 3 clinical trial evaluating PRF-110 in post-surgical pain management of patients undergoing bunionectomy.

Initial analysis of the topline data indicates that PRF-110 demonstrated statistically significant superiority over placebo in reducing pain during the first 48 hours following surgery. These findings underscore PRF-110's potential to provide effective pain relief during the critical early postoperative period.

However, data pertaining to the subsequent 24-hour period, which is essential for assessing the primary endpoint of the trial, is currently unclear due to incoherence of the data. PainReform is actively collaborating with Lotus to resolve this to complete the analysis of this portion of the data. At present, there can be no assurance that the effort to resolve the incoherence will be successful.

"We are cautiously encouraged by the statistically significant pain reduction observed in the initial 48 hours, highlighting PRF-110's promise as an effective solution for post-surgical pain," said Ehud Geller, Chairman and interim CEO of PainReform. "While we are addressing the data issues concerning the subsequent 24-hour period., we plan on providing updates as our analysis progresses and we gain a clearer understanding of PRF-110’s efficacy across the full study follow-up period."

PRF-110 is PainReform's proprietary, oil-based, extended-release formulation of ropivacaine, a widely used local anesthetic. Designed to provide prolonged pain relief while reducing the need for opioids, PRF-110 has the potential to significantly enhance patient recovery and safety in the post-surgical setting.

About Phase 3 Clinical Trial

The bunionectomy Phase 3 trial is a randomized, double-blind, placebo- and active-controlled, multicenter study to evaluate the analgesic efficacy and safety of intra-operative administration of PRF-110 following unilateral bunionectomy. The study is conducted in two parts. In the first part, a total of 15 patients were enrolled in an open label study at a single site in which PRF-110 was administered intra-operatively to measure safety and plasma concentration levels. All safety requirements including plasma concentration levels were met, and the study proceeded to the second part. In the second part, we randomized 428 patients. PRF-110 was administered intra-operatively and patients were divided into three cohorts, PRF-110, Naropin® (ropivacaine), and placebo in a 2:2:1 ratio. The primary efficacy endpoint is mean area under the curve, or AUC, of the numerical rating scale, or NRS, of pain intensity scores over 72 hours (AUC0-72) for PRF110 compared with placebo. Secondary efficacy endpoints include mean AUC0-72 of the NRS of pain intensity scores for PRF110 compared with plain ropivacaine, total post-surgery opioid consumption (in morphine equivalents) over 72 hours for PRF110 compared with saline placebo, the proportion of subjects who are opioid-free through 72 hours for PRF110 compared to that of plain ropivacaine, the total postoperative opioid consumption through 72 hours for PRF110 compared to that of plain ropivacaine. Safety endpoints include incidence of treatment emergent adverse events and serious adverse events, physical examination, vital signs and wound healing. If the first Phase 3 clinical trial of patients undergoing bunionectomy is successful, we plan to initiate a second trial for pain treatment of hernia repair operations.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions including with respect to objectives, plans and strategies and expected timing of results. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern,  our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com